Exhibit 26(d)(9)

                       Healthy Measure Reward Endorsement



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[GRAPHIC OMITTED]       PHOENIX LIFE INSURANCE COMPANY
                        A STOCK COMPANY
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POLICY ENDORSEMENT
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SPECIFICATIONS

POLICY NUMBER:       [9730000]

INSURED:             [John M. Phoenix]

This endorsement is made a part of the policy to which it is attached, in consideration of the application, a copy of which is attached to and made a part of the policy. There is no charge for this endorsement. The endorsement becomes effective on the Issue Date of the policy, and may not be issued subsequent to the Issue Date of the policy.

DEFINITIONS

BODY MASS INDEX
Body Mass Index ("BMI") is a mathematical formula that takes into account both the Insured's height and weight. A Body Mass Index Table ("BMI Table"), which is on file with the insurance department of the state in which the policy was delivered, is used as part of our underwriting criteria when assessing improvements in risk classifications. The BMI Table on file at the time of issue will be used for any request to improve the Insured's risk classification under the Body Mass Index Program.

GENERAL

REQUEST TO IMPROVE RISK CLASSIFICATION
At any time while the policy is in force and the Insured is alive, you may request an improvement in risk classification. Any improvement in risk classification will be subject to the following conditions:

     1. any evidence that we may require must be provided to us within 30 days of our written request;

     2. we must receive evidence satisfactory to us that you have met the applicable underwriting requirements for such improved risk classification

     3. any evidence we may require must be provided by a Company approved medical examiner.

Any improvement in risk classification will be effective on the first Monthly Calculation Date following the date we approve your request.

REQUEST FOR BODY MASS INDEX PROGRAM
You may also request an additional improvement in risk classification once every 5 Policy Years, up to and including the 20th Policy Year, provided you meet our eligibility requirements. You will be eligible if the following conditions are met:

     1. the policy was initially issued in at least a preferred risk classification;

     2. the Insured complies with the BMI Table in effect at the time the policy is issued;

     3. the Insured complies with the BMI Table each time there is a request for an improvement in risk classification;

     4. each 5th Policy Year you requested and received an improvement in risk classification;

     5. any evidence that we may require must be provided to us within 60 days of our written request; and

     6. any evidence that we require must be provided by a Company approved medical examiner.

We will provide 30 days advance written notice of your right to request an improvement in risk classification as long as you continue to be eligible. Any improvement in risk classification will be effective on the first Monthly Calculation Date following the date we approve your request.


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REINSTATEMENT OF THIS ENDORSEMENT
If the policy terminates in accordance with the Grace Period provision in the policy, and it is reinstated in accordance with the reinstatement provision of the policy, you may reinstate this endorsement at that same time.

SIGNED FOR THE COMPANY BY:

                         Phoenix Life Insurance Company

                               [/s/ Dona D. Young]

                [Chairman, President and Chief Executive Officer]


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